Exhibit 1

Execution Version

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of July 26, 2015, is entered into by and among Xiamen Insight Investment Co., Ltd., a joint stock company established and existing under the laws of the People’s Republic of China (“Parent”) and the individuals and entities set forth in Schedule A (each such individual listed in Schedule A being an “Individual Shareholder” and collectively, the “Individual Shareholders”, and each such entity listed in Schedule A being a “Direct Shareholder” and collectively, the “Direct Shareholders”, and together with the Individual Shareholders, the “Shareholders” and each a “Shareholder”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, (i) Merger Sub (as and when Merger Sub joins the Merger Agreement pursuant to the terms thereunder), and Xueda Education Group (the “Company”) are entering into an Agreement and Plan of Merger, dated as of the date of this Agreement (as the same may be amended or modified from time to time, the “Merger Agreement”), pursuant to which, among other things, upon the terms and subject to the conditions set forth therein and in accordance with the Companies Law, Merger Sub shall be merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”), (ii) all parties to the Control Agreements have executed and delivered to Parent a Termination Agreement (the “Termination Agreement”), pursuant to which the Control Agreements will be terminated in their entirety, such termination to be effective immediately upon the satisfaction of the conditions set forth in the Termination Agreement and (iii) each Individual Shareholder and each other VIE Shareholder have executed and delivered to the Company (but to be held in escrow by the outside legal counsel of the Independent Committee until satisfaction of all conditions for the transfer to Parent of one hundred percent (100%) of the equity interests of the VIE pursuant to the Termination Agreement) an Equity Transfer Agreement (such agreements collectively, the “Equity Transfer Agreements”), such transfer to be consummated immediately upon the satisfaction of the conditions set forth in the Equity Transfer Agreements and the Termination Agreement;

WHEREAS, as of the date of this Agreement, each Shareholder beneficially owns (as determined pursuant to Rule 13d-3 of the Exchange Act) the number of Subject Shares (as defined below) set forth opposite its name on Schedule A hereto;

WHEREAS, the receipt of the Company Requisite Shareholder Vote is a condition precedent to the consummation of the Merger and the Transaction; and

WHEREAS, as an inducement to Parent and Merger Sub to enter into the Merger Agreement and to consummate the Transactions, each Shareholder desires to enter into this Agreement to provide for certain matters relating to, among other things, such Shareholder’s support of the approval (whether directly or through the Direct Shareholder) at the Company Shareholders Meeting of the Merger Agreement, the Merger, the Termination Agreement, the Equity Transfer Agreements, the Transactions, the transfer of the Subject Shares held by such

Shareholders (whether directly or indirectly) pursuant to the Merger Agreement, the transfer of one hundred percent (100%) of the equity interests in the VIE to Parent and each other transaction contemplated under the Merger Agreement, the Termination Agreement and the Equity Transfer Agreements.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Shareholders and Parent agree as follows:

ARTICLE I
VOTING OF SHARES

1.1                               Voting of Subject Shares.  Unless the Company Board (at the direction of the Independent Committee) or the Independent Committee has made a Change of Recommendation, at every meeting of the Company’s shareholders in connection with the Merger Agreement and/or any of the Transactions, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Company in connection with the Merger Agreement and/or any of the Transactions, each Shareholder shall, or shall cause the holder of record of the Subject Shares on any applicable record date to, be present (in person or by proxy) or to participate and vote all ordinary shares of the Company which such Shareholder currently owns, beneficially or of record, or of which such Shareholder hereafter becomes the owner, beneficially or of record, or with respect to which such Shareholder otherwise directly or indirectly has or later obtains the power to direct the vote (all such shares, referred to herein as such Shareholder’s “Subject Shares”), in each case to the extent that the Subject Shares are entitled to vote thereon or consent thereto, (a) in favor of adoption of the Merger Agreement, the Plan of Merger, the Termination Agreement, the Equity Transfer Agreements and the Transactions and any other proposal as reasonably requested by Parent which is reasonably necessary for the consummation of the Transactions in accordance with the terms of the Merger Agreement, and (b) against any proposal which would in any material respect impede, interfere with, delay or prevent the consummation of the Transactions, including any Acquisition Proposal (without regard to the terms of such Acquisition Proposal).

1.2                               Conditional Grant of Irrevocable Proxy; Appointment of Proxy.

(a)                                 Effective immediately upon the execution of the Merger Agreement, without any further action by any person, each Individual Shareholder and each Direct Shareholder hereby irrevocably appoints Parent and any designee thereof as its proxy and attorney-in-fact (with full power of substitution), to vote or cause to be voted (including by proxy or written resolution, if applicable) such Shareholder’s Subject Shares in accordance with Section 1.1 above at any meeting of the shareholders of the Company (including without limitation, at the Company Shareholders Meeting) in connection with the Merger Agreement and/or any of the Transactions, however called, including any adjournment or postponement thereof, at which any of the matters described in Section 1.1 above is to be considered, and pursuant to any written consent in lieu of any such meeting with respect to any such matter. Each Individual Shareholder and each Direct Shareholder represents that all proxies, powers of attorney, instructions or other requests given by such Shareholder prior to the execution of this Agreement in respect of the voting of such Shareholder’s Subject Shares, if any, are not irrevocable and each Shareholder hereby revokes (or causes to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to such Shareholder’s Subject Shares. Each Shareholder shall take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of this proxy.  The proxy and power of attorney granted hereunder shall automatically terminate upon the termination of this Agreement.

(b)                                 Each Individual Shareholder and each Direct Shareholder affirms that the irrevocable proxy set forth in this Section 1.2 is given to secure the performance of the duties of such Shareholder under this Agreement. Each Individual Shareholder and each Direct Shareholder further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in this Section 1.2, is intended to be irrevocable prior to the termination of this Agreement or until the Company Board (at the direction of the Independent Committee) or the Independent Committee has made a Change of Recommendation. If for any reason the proxy granted herein is not irrevocable, then each Individual Shareholder and each Direct Shareholder agrees, unless the Company Board (at the direction of the Independent Committee) or the Independent Committee has made a Change of Recommendation, to vote such Shareholder’s Subject Shares in accordance with Section 1.1 above prior to the termination of this Agreement. The parties agree that the foregoing is a voting agreement.

1.3                               Restrictions on Transfers.  Unless the Company Board (at the direction of the Independent Committee) or the Independent Committee has made a Change of Recommendation, each Shareholder hereby agrees to not, directly or indirectly, Transfer, offer to Transfer or consent to a Transfer of, any of such Shareholder’s Subject Shares or any beneficial ownership or other right or interest therein; provided that the foregoing shall not prevent the conversion of the Subject Shares into the right to receive any merger consideration in accordance with the terms of the Merger Agreement.  Any Transfer in violation of this provision shall be void.

ARTICLE II
COOPERATION

2.1                               Cooperation.  Unless the Company Board (at the direction of the Independent Committee) or the Independent Committee has made a Change of Recommendation, from the Go-Shop Period End Date, each Shareholder shall deal exclusively with Parent in connection with the Transactions or other acquisition of the Company or any subsidiary of the Company, and shall cooperate and direct such Shareholder’s affiliates and Representatives to use commercially reasonable efforts to cooperate with Parent’s reasonable requests in connection with consummation of the Transactions. Each Shareholder shall not, directly or indirectly, (i) take or forbear from taking any action that would hinder, delay or prevent the performance of the Merger Agreement, the Termination Agreement or any Equity Transfer Agreement or the consummation of any of the transactions contemplated thereunder, or (ii) otherwise cause or direct the Company to take any action or fail to take any action that would be, or result in, a breach of any representation, warranty, covenant or agreement of the Company under the Merger

Agreement or the Termination Agreement, in each case of (i) and (ii) without giving any effect to Section 6.19(i) of the Merger Agreement.

2.2                               No Solicitation.  Unless the Company Board (at the direction of the Independent Committee) or the Independent Committee has made a Change of Recommendation, from the Go-Shop Period End Date, each Shareholder shall not, and shall not authorize or permit any of such Shareholder’s affiliates or any of its or their respective Representatives, directly or indirectly, to (i) initiate or solicit or knowingly facilitate or encourage any inquiry or the making of any proposal that constitutes an Acquisition Proposal, (ii) adopt, or publicly propose to adopt, or execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement, undertaking, or understanding contemplating or otherwise in connection with or relating to any Acquisition Proposal, or (iii) continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data in connection with or relating to, any Acquisition Proposal.

2.3                               Notification. Each Shareholder, solely in his capacity as a shareholder of the Company, shall keep Parent timely apprised of the status and terms (including any material changes to the terms thereof) of any Acquisition Proposal (including, if applicable, any revised copies of written requests, proposals and offers) and the status of any such discussions or negotiations, in each case as soon as practicable (and in any event within two (2) Business Days) after becoming known by such Shareholder (only in his capacity as a shareholder of the Company); provided that, for the avoidance of doubt, this Section 2.3 shall not apply to any Acquisition Proposal received by the Company.  Each Shareholder’s receipt, in his capacity as a shareholder of the Company, of any Acquisition Proposal shall not relieve such Shareholder from any of his obligations hereunder.

2.4                               Capacity.  Notwithstanding anything to the contrary in this Agreement, (i) each Shareholder is entering into this Agreement, and agreeing to become bound hereby, solely in his capacity as a beneficial owner of the Subject Shares owned by him and not in any other capacity (including without limitation any capacity as a director of the Company) and (ii) nothing in this Agreement shall obligate such Shareholder to take, or forbear from taking, as a director or officer of the Company, any action that is required to be taken or not taken by such Shareholder pursuant to this Section 2 which action if taken or not taken by such Shareholder would be inconsistent with such Shareholder’s fiduciary duties (if any) as a director or officer of the Company under applicable laws.

ARTICLE III
REPRESENTATIONS, WARRANTIES AND COVENANTS

OF THE SHAREHOLDERS

3.1                               Representations and Warranties. Each Shareholder, severally and not jointly, represents and warrants to Parent as of the date hereof:

(a)                                 Such Shareholder has full legal right, power, capacity and authority to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby.

(b)                                 This Agreement has been duly executed and delivered by such Shareholder, has been duly authorized by such Shareholder to the extent such Shareholder is a Direct Shareholder, and the execution, delivery and performance of this Agreement by such Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Shareholder and no other actions or proceedings on the part of such Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

(c)                                  Assuming due authorization, execution and delivery by Parent and the other Shareholders, this Agreement constitutes a legal, valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(d)                                 (i) Such Shareholder (A) is the beneficial owner of, and has and will have good and valid title to, all of such Shareholder’s Subject Shares, including the Subject Shares so held as of the date hereof in the amount listed opposite such Shareholder’s name in Schedule A hereto, free and clear of liens other than as created by this Agreement, and (B) has and will have sole or shared (together with affiliates controlled by such Shareholder) voting power, power of disposition, and power to demand dissenter’s rights, in each case with respect to all of the Subject Shares, with no limitations, qualifications, or restrictions on such rights, subject to applicable United States federal securities laws, laws of the Cayman Islands, laws of the People’s Republic of China and the terms of this Agreement; (ii) such Shareholder’s Subject Shares are not subject to any voting trust agreement or other contract to which such Shareholder is a party restricting or otherwise relating to the voting or Transfer of the Subject Shares other than this Agreement; (iii) such Shareholder has not Transferred any interest in any of such Shareholder’s Subject Shares; (iv) as of the date hereof, other than Shareholder’s Subject Shares as listed opposite such Shareholder’s name in Schedule A hereto, such Shareholder does not own, beneficially or of record, any ordinary shares of the Company or other Company securities, or any direct or indirect interest in any such securities (including by way of derivative securities); and (v) such Shareholder has not appointed or granted any proxy or power of attorney that is still in effect with respect to any of such Shareholder’s Subject Shares, except as contemplated by this Agreement.

(e)                                  Neither the execution, delivery or performance of this Agreement by such Shareholder nor the consummation by such Shareholder of the transactions contemplated hereby, nor compliance by such Shareholder with any of the provisions hereof shall (A) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on property or assets of such Shareholder pursuant to any contract to which such Shareholder is a party or by which such

Shareholder or any property or asset of such Shareholder is bound or affected or (B) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Shareholder or any of such Shareholder’s properties or assets.

(f)                                   Such Shareholder has been afforded the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of Parent concerning the terms and conditions of the transactions contemplated hereby and such Shareholder acknowledges that it has been advised to discuss with such Shareholder’s own counsel the meaning and legal consequences of such Shareholder’s representations and warranties in this Agreement and the transactions contemplated hereby.

3.2                               Covenants.

(a)                                 Each Shareholder agrees, prior to the termination of this Agreement, not to knowingly take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect in any material respect or have or that could have the effect of materially preventing, impeding or interfering with or adversely affecting the performance by such Shareholder of such Shareholder’s obligations under this Agreement.

(b)                                 Each Shareholder irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent that such Shareholder may have in connection with the Merger Agreement with respect to such Shareholder’s Subject Shares (including without limitation any rights under Section 238 of the Companies Law).

(c)                                  Each Shareholder shall promptly (and in any event within twenty-four (24) hours) notify Parent of any new ordinary shares of the Company with respect to which beneficial ownership is acquired by such Shareholder, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company after the date hereof.

(d)                                 Each Individual Shareholder shall, and shall cause each of the other shareholders of the VIE to, as applicable, take all actions necessary to timely and fully perform all of their respective obligations under the Termination Agreement and each of the Equity Transfer Agreements to which such relevant other shareholder of the VIE is a party (as and when such Equity Transfer Agreement becomes effective) and any deeds of adherence, other agreements, instruments, certificates executed or entered into pursuant to or in connection with any of the foregoing (including any amendments or supplements thereof) and to consummate the transactions thereunder pursuant to the terms thereof.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT

4.1                               Representations and Warranties.  Parent represents and warrants to each Shareholder as of the date hereof:

(a)                                 Parent has full legal right, power, capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(b)                                 This Agreement has been duly executed and delivered by Parent and the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent and no other actions or proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

(c)                                  Assuming due authorization, execution and delivery by all the Shareholders, this Agreement constitutes a legal, valid and binding agreement of such Shareholder, enforceable against Parent in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(d)                                 Neither the execution, delivery or performance of this Agreement by Parent nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the provisions hereof shall (A) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on property or assets of Parent pursuant to any contract to which Parent is a party or by which Parent or any property or asset of Parent is bound or affected or (B) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of Parent’s properties or assets.

(e)                                  Parent will have available to it at the Closing all funds necessary to satisfy all of its and Merger Sub’s obligations under the Merger Agreement and otherwise in connection with the Merger and the other transactions contemplated by the Merger Agreement, including payment of all the amounts required to be paid by Parent, Merger Sub or the Surviving Corporation pursuant to the Merger Agreement.

ARTICLE V
MISCELLANEOUS

5.1                               Termination.  This Agreement shall terminate upon the earliest to occur of (i) the mutual written agreement by all of the parties hereto, (ii) the Closing and (iii) the termination of the Merger Agreement in accordance with its terms; provided, however, that the provisions of this Article V shall survive any termination of this Agreement.

5.2                               Certain Fees and Expenses.

(a)                                 If the Transactions are not eventually consummated, and there has been no breach of this Agreement by any party, the parties hereto agree that each party shall bear fees and out-of-pocket expenses payable by it in connection with the Transactions incurred prior to the termination of this Agreement.

(b)                                 If the Transactions are not eventually consummated due to a breach of this Agreement by any party, the parties hereto agree that the breaching party shall bear reasonable fees and out-of-pocket expenses payable by any of the parties hereto in connection with the Transactions incurred prior to the termination of this Agreement, including any reasonable and out-of-pocket fees and expenses: (A) payable to the advisors of any party including, but not limited to, legal counsel, accountants, consultants and financial advisors; (B) payable to any lenders and other financing sources, if any; or (C) incurred in the defense, pursuit or settlement of any disputes or litigation relating to the Transactions (in which case, whether such fees and expenses are incurred prior to the termination of this Agreement or not).

5.3                               Governing Law; Jurisdiction.  This Agreement and all matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to conflict of laws principles that would cause the application of the laws of any jurisdiction other than the State of New York. Any dispute, controversy or claim arising out of or relating to this letter agreement, including the validity, invalidity, breach or termination thereof, shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “Rules”) in force when the notice of arbitration is submitted in accordance with the Rules.  There shall be three arbitrators, one to be appointed by the claimant, one to be appointed by the respondent and the third to be appointed by the secretary general of the Hong Kong International Arbitration Centre. The arbitration proceedings shall be conducted in English.

5.4                               Specific Performance; Performance. The parties hereto agree that Parent would be irreparably damaged if for any reason the Shareholders fail to perform any of their obligations under this Agreement and that Parent may not have an adequate remedy at law for money damages in such event.  Accordingly, Parent shall be entitled to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any of the courts located in Hong Kong, in addition to any other remedy to which they are entitled at law or in equity, in each case without posting bond or other security, and without the necessity of proving actual damages.  Each Individual Shareholder hereby agrees to cause each Direct Shareholder to timely perform all of its obligations hereunder.

5.5                               No Waiver or Rights.  It is understood and agreed that no failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

5.6                               Counterparts; Entire Agreement.  This Agreement may be signed and delivered by facsimile or portable document format via electronic mail and in one or more counterparts, each of which shall be deemed an original but all of which shall be deemed to constitute a single instrument.  This Agreement sets forth the entire agreement and understanding among the parties hereto and supersedes all prior agreements, discussions or documents relating thereto.

5.7                               Severability. If any provision of this Agreement is found to violate any statute, regulation, rule, order or decree of any governmental authority, court, agency or exchange, such invalidity shall not be deemed to affect any other provision hereof or the validity of the remainder of this Agreement, and such invalid provision shall be deemed deleted herefrom to the minimum extent necessary to cure such violation.

5.8                               No Presumption.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.  The parties hereto are independent and nothing in this Agreement constitutes any party hereto as the trustee, fiduciary, agent, employee, partner or joint venturer of any other party hereto

5.9                               Amendment.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

5.10                        Third-Party Beneficiary.  Each party hereto hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder whatsoever.

ARTICLE VI
DEFINITIONS

6.1                               Defined Terms.  The following terms, as used in this Agreement, shall have the meanings specified below.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any capital stock or interest in any capital stock or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed to be effective as of the date first above written.

XIAMEN INSIGHT INVESTMENT CO., LTD.

By:	/s/ Hao Zhang

Name:	Hao Zhang

Title:	Chairman

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed to be effective as of the date first above written.

SHAREHOLDERS

/s/ Rubin Li
Name: Rubin Li

Goodor Corporation

By:	/s/ Rubin Li
Name: Rubin Li
Title: Director

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed to be effective as of the date first above written.

SHAREHOLDERS

/s/ Xin Jin
Name: Xin Jin

Golden Section Holding Corporation

By:	/s/ Xin Jin
Name: Xin Jin
Title: Director

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed to be effective as of the date first above written.

SHAREHOLDERS

/s/ Jinbo Yao
Name: Jinbo Yao

Nihao China Corporation

By:	/s/ Jinbo Yao
Name: Jinbo Yao
Title: Director

[Signature Page to Support Agreement]

SCHEDULE A

LIST OF SHAREHOLDERS

Individual Shareholder	Direct Shareholder	Ordinary Shares Beneficially Owned
Rubin Li	Goodor Corporation	21,150,930
Xin Jin	Golden Section Holding Corporation	41,132,948	[1]
Jinbo Yao	Nihao China Corporation	10,972,720

1                   Excluding (i) vested options to acquire 1,735,904 Shares and (ii) RSUs entitled to 1,200,000 Shares.